UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934
For the month of July 2011
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Results of Operations and Financial Condition
On July 29, 2011, Sify Technologies Limited (“Sify”) announced its consolidated unaudited results under the International Financial Reporting Standards for the first quarter of fiscal year 2011-2012.
A copy of the press release is attached hereto as Exhibit 99.1, which exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.
Other Information
As of June 30, 2011, Sify’s total number of issued and outstanding equity shares was 178.4 million shares. Of this, 38.9 million shares are American Depositary Shares (“ADS”). The remaining 139.5 million shares are held in India, are not deposited as ADS and do not trade on Nasdaq or on any market in the United States or in India. As previously reported in Sify’s filings with the United States Securities and Exchange Commission (the “SEC”), in August 2010 the Board of Directors approved the issuance of 125 million shares to Sify’s promoter group in a private placement, and the private placement was approved by Sify’s shareholders in September 2010.
We refer investors to our previous filings with the SEC for further details on our equity capitalization since the end of the fiscal year ended March 31, 2010.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 29, 2011

SIFY TECHNOLOGIES LIMITED
By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

Exhibit filed with this Report

Exhibit Number	Description
99.1	Press Release, dated July 29, 2011